Exhibit 23.6
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Grifols, S.A.
We consent to the use of our report dated October 5, 2011, with respect to the consolidated balance sheets of Grifols, S.A. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Auditores S.L.
KPMG Auditores S.L.

Barcelona, Spain
October 22, 2011